QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(6)

[LOGO] News Release

International Game Technology Announces Amendment
and Extension of Exchange Offer for Zero-Coupon
Convertible Debentures due January 29, 2033

        (RENO, Nev., March 15, 2006)—International Game Technology (NYSE: IGT) announced today that it has amended its offer to exchange up to $969,712,000 in aggregate principal amount at maturity of new Zero-Coupon Convertible Debentures due January 29, 2033 ("new debentures") for an equal aggregate principal amount at maturity of its currently outstanding Zero-Coupon Convertible Debentures due January 29, 2033 ("old debentures"). The exchange offer has been amended to increase the exchange fee to be received by holders who tender their old debentures and do not withdraw them prior to the consummation from $1.56 to $2.51 for each old debenture tendered. In addition, IGT has extended the expiration of the exchange offer until 5:00 p.m. New York City time on Wednesday, March 29, 2006, unless otherwise terminated or further extended.

        As of March 14, 2006, $691,873,000 principal amount of the old debentures had been tendered (including $1,902,000 principal amount tendered subject to guaranteed delivery), representing approximately 71.3% of the total amount of old debentures outstanding.

        This press release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of IGT's common shares, the old debentures or new debentures.

        Statements in this release which are not historical facts, including statements regarding the timing of the exchange offer, are "forward-looking" statements under the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in any of its forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. There can be no assurance that IGT will complete the exchange offer on the anticipated terms or at all. The Company's ability to complete the exchange offer will depend, among other things, on market conditions. IGT's ability to complete the exchange offer and its business are subject to risks described in its filings with the Securities and Exchange Commission. IGT does not intend, and undertakes no obligation, to update its forward-looking statements to reflect future events or circumstances.

        International Game Technology (www.IGT.com) is a global company specializing in the design, development, manufacturing, distribution and sales of computerized gaming machines and systems products.

  Contact: Patrick Cavanaugh, Executive Director, Investor Relations
  866-296-4232

###

QuickLinks

International Game Technology Announces Amendment and Extension of Exchange Offer for Zero-Coupon Convertible Debentures due January 29, 2033